EXHIBIT 3 GLOBAL SOURCES LTD. AND SUBSIDIARIES
ACTUAL GAAP TO IFRS RECONCILIATION
(In U.S. Dollars Thousands)

Three months ended March 31,
2010
U.S. GAAP Net Income Attributable to the Company	$2,589

IFRS conversion adjustments:

Revenue	1,607

Exhibition promotion costs	(761)

Non-cash stock based compensation expense	260

IFRS Net profit attributable to the Company’s shareholders	$3,695